Silver Standard Resources Inc.
Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(unaudited)

Silver Standard Resources Inc.
Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2014

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Financial Position
(expressed in thousands of United States dollars)

	Note	June 30	December 31
		2014	2013
		$	$
Current assets
Cash and cash equivalents		102,162	415,657
Trade and other receivables	4	81,427	69,247
Marketable securities		180,378	129,267
Other current assets	5	20,423	10,000
Inventory	6	138,931	50,892
Assets held for sale		3,885	13,140
		527,206	688,203
Non-current assets
Property, plant and equipment	7	640,385	400,409
Deferred income tax assets		15,110	12,041
Value added tax receivable	8	37,266	62,423
Other non-current assets	5	32,601	28,165
Total assets		1,252,568	1,191,241

Current liabilities
Trade and other payables	9	99,662	104,124

Non-current liabilities
Deferred income tax liabilities		31,791	24,736
Close down and restoration provision		57,376	32,973
Convertible notes	10	192,050	187,130
Total liabilities		380,879	348,963

Shareholders' equity
Share capital		707,034	707,034
Other reserves		23,903	(29,628)
Equity component of convertible notes	10	68,347	68,347
Retained earnings		72,405	96,525
Total shareholders' equity attributable to our shareholders		871,689	842,278
Total liabilities and equity		1,252,568	1,191,241

Events after the reporting date (note 17)
The accompanying notes are an integral part of the consolidated financial statements
Approved by the Board of Directors and authorized for issue on August 6, 2014

“Richard D. Paterson”	“John Smith”
Richard D. Paterson, Director	John Smith, Director

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Loss
(expressed in thousands of United States dollars, except per share amounts)

	Note	Three months ended June 30		Six months ended June 30
		2014	2013	2014	2013
		$	$	$	$

Revenue		64,287	32,654	98,023	81,716
Cost of sales	12	(53,265)	(51,625)	(81,077)	(86,249)
Income (loss) from mine operations		11,022	(18,971)	16,946	(4,533)

General and administrative expenses		(4,584)	(5,894)	(11,498)	(10,758)
Exploration, evaluation and reclamation expenses		(1,195)	(2,166)	(1,909)	(2,746)
Business acquisition costs		(3,064)	—	(5,036)	—
Impairment charges		—	(202,440)	—	(202,440)
Operating income (loss)		2,179	(229,471)	(1,497)	(220,477)

Gain on sale of mineral property	7	—	—	9,240	—
Gain on derecognition of investment in associate		—	21,959	—	21,959
Interest earned and other finance income		624	1,368	2,189	2,273
Interest expense and other finance costs		(5,325)	(5,125)	(10,479)	(12,680)
Unrealized gain on derivatives		386	—	2,094	—
Other (expense)	13	(4,080)	(16,360)	(6,834)	(17,169)
Foreign exchange (loss)		(1,009)	(7,056)	(17,791)	(13,039)
(Loss) before tax		(7,225)	(234,685)	(23,078)	(239,133)

Income tax (expense)		(37)	(1,260)	(1,042)	(1,371)

Net (loss) and net (loss) attributable to shareholders		(7,262)	(235,945)	(24,120)	(240,504)

Weighted average shares outstanding (thousands)
Basic		80,754	80,755	80,754	80,753
Diluted		80,754	80,755	80,754	80,753

(Loss) per share
Basic		$(0.09)	$(2.92)	$(0.30)	$(2.98)
Diluted		$(0.09)	$(2.92)	$(0.30)	$(2.98)
The accompanying notes are an integral part of the consolidated financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(expressed in thousands of United States dollars)

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
	$	$	$	$

Net (loss) for the period attributable to shareholders	(7,262)	(235,945)	(24,120)	(240,504)
Other comprehensive income (loss)
Items that may be reclassified to net income or loss:
Unrealized gain (loss) on marketable securities, net of tax	39,287	(25,032)	51,252	(28,980)
Realized loss (gain) recycled to net income or loss	1,271	(131)	1,271	(131)
Share of other comprehensive (loss) of associate	—	1,682	—	(641)
Cumulative translation adjustment	—	(17)	—	(24)
Other comprehensive income (loss)	40,558	(23,498)	52,523	(29,776)
Total comprehensive income (loss) attributable to shareholders	33,296	(259,443)	28,403	(270,280)
Total comprehensive income (loss)	33,296	(259,443)	28,403	(270,280)
The accompanying notes are an integral part of the consolidated financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(expressed in thousands of United States dollars)

	Note	Common Shares		Other	Equity component	Retained	Total
		Shares	Amount	reserves	of convertible notes	earnings	equity
		000's	$	$	$	$	$
Balance, January 1, 2013		80,748	706,901	24,016	—	321,522	1,052,439
Exercise of stock options	11	7	133	(56)	—	—	77
Equity-settled share-based compensation	11	—	—	395	—	—	395
Equity component of convertible debt	10	—	—	—	68,347	—	68,347
Total comprehensive (loss) for the period		—	—	(29,776)	—	(240,504)	(270,280)
Balance, June 30, 2013		80,755	707,034	(5,421)	68,347	81,018	850,978

Balance January 1, 2014		80,755	707,034	(29,628)	68,347	96,525	842,278
Equity-settled share-based compensation	11	—	—	1,008	—	—	1,008
Total comprehensive income (loss) for the period		—	—	52,523	—	(24,120)	28,403
Balance, June 30, 2014		80,755	707,034	23,903	68,347	72,405	871,689
The accompanying notes are an integral part of the consolidated financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Cash Flows
(expressed in thousands of United States dollars)

	Note	Three months ended June 30		Six months ended June 30
		2014	2013	2014	2013
		$	$	$	$
Cash flows from operating activities
Net (loss) for the period		(7,262)	(235,945)	(24,120)	(240,504)
Adjustments for:
Depreciation, depletion and amortization		6,834	11,394	12,000	20,511
Share-based payments		629	689	1,078	294
Net finance expense		4,701	3,757	8,290	10,407
(Gain) on sale of mineral property		—	—	(9,240)	—
Impairment charges and inventory write-downs		—	214,633	—	214,633
(Gain) on derivative instrument		(386)	—	(2,094)	—
Net (gains) on investment in associate		—	(22,103)	—	(23,037)
Other loss		3,585	15,876	6,262	17,708
Income tax expense		37	1,260	1,042	1,371
Non-cash foreign exchange loss		(217)	4,804	13,071	10,075
Net changes in non-cash working capital items	16	(7,709)	14,846	760	13,081
Cash generated in operating activities before interest and income taxes paid		212	9,211	7,049	24,539
Interest paid		—	—	(3,809)	(3,105)
Income taxes paid		(1,258)	(5,093)	(2,733)	(8,368)
Cash (used) generated in operating activities		(1,046)	4,118	507	13,066
Cash flows from investing activities
Purchase of Marigold mine		(275,000)	—	(275,000)	—
(Increase) in restricted cash		(15,750)	—	(15,750)	—
Purchase of property, plant and equipment		(4,984)	(8,370)	(6,935)	(16,098)
Production stripping capitalized costs		(10,468)	(10,228)	(14,696)	(20,554)
Mineral property expenditures		(6,570)	(5,091)	(10,055)	(12,085)
Value added tax payments		(4,446)	(4,639)	(7,554)	(10,214)
Value added tax receipts		3,348	—	6,351	—
Proceeds from sale of mineral property	7	10,000	—	17,500	—
Proceeds from sale of marketable securities	7	10,240	—	10,240	—
Taxes paid on sale of mineral properties		—	—	(15,853)	—
Interest received		221	1,368	1,403	2,273
Dividends received		166	—	166	—
Cash (used) by investing activities		(293,243)	(26,960)	(310,183)	(56,678)
Cash flows from financing activities
Net proceeds from issuance of convertible notes		—	—	—	256,083
Repayment of convertible notes		—	—	—	(138,000)
Proceeds from exercise of stock options		—	—	—	77
Cash generated by financing activities		—	—	—	118,160
Effect of foreign exchange rate changes on cash and cash equivalents		38	(3,199)	(3,819)	(5,690)
(Decrease) increase in cash and cash equivalents		(294,251)	(26,041)	(313,495)	68,858
Cash and cash equivalents, beginning of period		396,413	461,846	415,657	366,947
Cash and cash equivalents, end of period		102,162	435,805	102,162	435,805

Supplemental cash flow information (note 16)
The accompanying notes are an integral part of the consolidated financial statements

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

Silver Standard Resources Inc. ("we", "us" or "our") is a company incorporated under the laws of the Province of British Columbia, Canada and our shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ Global Markets in the United States. Together with our subsidiaries, we (the “Group”) are principally engaged in the acquisition, exploration, development and operation of precious metal resource properties located in the Americas. With the acquisition of the Marigold mine on April 4, 2014, we have two producing mines and a portfolio of silver resource dominant projects located throughout the Americas. Silver Standard Resources Inc. is the ultimate parent of the Group.

Our address is Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our strategic focus is to optimize the production of silver and gold from our Pirquitas mine in Argentina and Marigold mine in Nevada, USA and to advance other principal development projects including the Pitarrilla project in Mexico and the San Luis project in Peru and our other projects within our project pipeline towards development and commercial production.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below.

a)	Basis of preparation
These condensed consolidated interim financial statements should be read in conjunction with our audited consolidated annual financial statements for the year ended December 31, 2013.
These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). The comparative information has also been prepared on this basis, with the exception of certain items, details of which are given below, for which comparative information has been restated.
The policies applied in these condensed consolidated interim financial statements are based on International Financial Reporting Standards ("IFRS") interpretations and were approved on August 6, 2014 by our Board of Directors. Following the acquisition of the Marigold mine on April 4, 2014, we have applied the following new accounting policies that were not previously applicable to the business. All other applicable accounting policies to the Marigold mine are consistent with those disclosed in our audited consolidated financial statements for the year ended December 31, 2014.

(i)	Business combinations
Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred. The results of businesses acquired during the period are included in the consolidated financial statements from the effective date of acquisition. The identifiable assets, liabilities and contingent liabilities of the businesses which can be measured reliably are recorded at provisional fair values at the date of acquisition. Provisional fair values are finalized within 12 months of the acquisition date. Acquisition-related costs are expensed as incurred. Measurement period adjustments are adjustments that arise from additional information obtained during the “measurement period” (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

(ii)	Revenue recognition for gold bullion
Revenue from the sale of gold bullion is recognized when the significant risks and rewards of ownership have passed to the buyer; it is probable that economic benefits associated with the transaction will flow to us; the sale price can be measured reliably; we have no significant continuing involvement; and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Typically, this is on the trade settlement date.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(iii)	Leach pad inventory
The recovery of gold and by-products from certain oxide ore is achieved through a heap leaching process. Under this method, ore is stacked on leach pads and treated with a chemical solution that dissolves the gold contained within the ore. The resulting pregnant solution is further processed in a plant where the gold is recovered in doré. Costs are included in heap leach ore inventory based on current mining and leaching costs, including applicable depreciation and depletion of mineral properties, and removed from heap leach ore inventory as ounces of gold are recovered at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold on the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage.

(iv)	Property, plant and equipment
The following significant classes of depreciable plant and equipment were acquired with Marigold mine and their estimated useful lives are as follows:

Buildings	life of mine
Mobile equipment components	3 to 15 years

b)Significant accounting judgments and estimates
The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the condensed consolidated interim financial statements and related notes. There have been no significant changes to our significant accounting judgments and estimates from those disclosed in note 2 of the audited consolidated annual financial statements for the year ended December 31, 2013 other than those which related to the sale of the Challacollo project and the acquisition of the Marigold mine, as discussed below.

(i)	Deferred consideration
During the six months ended June 30, 2014, we completed the sale of our 100% interest in the Challacollo project (note 7) of which a portion of sale consideration is deferred. The deferred consideration is dependent on various uncertain events and assumptions, including estimation of the year in which commercial production may be reached, the share price of Mandalay Resources Corporation ("Mandalay") for the deferred shares, and the price of silver for the deferred silver bullion. The fair value of the deferred consideration is determined by considering various scenarios of discounting the expected cash flows using a risk-adjusted discount rate and applying probability aspects to the cash flows.

(ii)	Acquisition of the Marigold mine
Judgment is required to determine whether we acquired a business under the definition of IFRS 3, Business combinations, and also the acquisition date when we obtained control over the acquiree, which was the date that consideration is transferred and when we assumed the assets and liabilities of the acquiree.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at the date of acquisition. The valuation of certain assets and liabilities requires significant management estimates and judgment. The value of the leach pad inventory requires an estimation of recoverable ounces, production profile, future metal prices and estimation of costs to complete the production process. Property, plant and equipment requires judgment over the appropriate fair value methodology to appraise the assets and various assumptions around estimated useful lives and current replacement costs. The mineral property valuation is based upon estimates of mineral reserves and mineral resources used in the life of mine plan, as well as estimates of future metal prices, production, costs, and economic assumptions around inflation rates and discount rates.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(iii)	Cost of sales and valuation of leach pad inventory
In determining cost of sales recognized in the consolidated statements of loss, we make estimates of quantities of ore stacked on leach pads and in process, and the recoverable gold in this material to determine the average costs of inventory sold during the period. Changes in these estimates can result in a change in cost of sales of future periods and carrying amounts of inventory.

(iv)	Estimated recoverable ounces
The carrying amounts of our mineral properties are depleted based on recoverable ounces contained in proven and probable mineral reserves. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to our mine plans and changes in metal price forecasts can result in a change to future depletion rates.

c)Pronouncements affecting our financial statements presentation or disclosure
The following new and amended IFRS pronouncements were adopted during the six months ended June 30, 2014:

Levies imposed by governments
IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments, was effective for annual periods beginning on January 1, 2014. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. This did not have any significant impact on our current accounting for levies imposed by governments.
Impairment of assets
IAS 36, Impairment of assets, was amended to clarify disclosure requirements when recoverable amount is determined based on fair value less costs of disposal. The amendment was effective for annual periods beginning on January 1, 2014 and does not have a material impact on our consolidated financial statements.

Revenue from contracts with customers
The IASB has replaced IAS 18 - Revenue in its entirety with IFRS 15 - Revenue from contracts with customers (“IFRS 15”) which is intended to establish a new control-based revenue recognition model and change the basis for deciding whether revenue is to be recognized over time or at a point in time. IFRS 15 is effective for annual periods commencing on or after January 1, 2017. We are currently evaluating the impact the standard is expected to have on our financial statements.

3.	PURCHASE OF MARIGOLD MINE

On April 4, 2014, we completed the acquisition of a 100% interest in the Marigold mine, an open pit operating gold mine in Nevada, USA, from subsidiaries of Goldcorp Inc. and Barrick Gold Corporation for a purchase price of $275,000,000. Subsequent to June 30, 2014, we settled post-closing adjustments with the sellers that resulted in an adjustment in favor of us of $7,268,000 for total cash consideration of $267,732,000. The acquisition of Marigold accomplishes our strategic goal of adding an operating mine in a well-established, low-risk mining jurisdiction. The purchase price was paid in cash from our existing cash on hand. In addition, we pledged cash of $15,750,000 million to support the bonding requirements for Marigold’s long term environmental and reclamation obligations.

The acquisition is a business combination and has been accounted for in accordance with the measurement and recognition provisions of IFRS 3, Business Combinations. IFRS 3 requires that the purchase consideration be allocated to the assets acquired and liabilities assumed in a business combination based upon their estimated fair values at the date of acquisition.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3.	PURCHASE OF MARIGOLD MINE (Cont'd)

The purchase price has been preliminarily allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. Fair values are determined based on third party appraisals, discounted cash flow models, and quoted market prices, as deemed appropriate. This allocation is preliminary in nature as we are in the process of finalizing certain fair value assumptions, and this allocation may require adjustment in future periods. Acquisition costs, in the form of advisory, legal and other professional fees, which were associated with the transaction to acquire Marigold were expensed as incurred during the six months ended June 30, 2014 were $5,036,000.

The following table shows the preliminary allocation of the purchase price to assets acquired and liabilities assumed, based on estimates of fair value, including a summary of major classes of consideration transferred, and the recognized amounts of assets acquired and liabilities assumed at the acquisition date:

$
Purchase consideration	275,000
Working capital adjustment	(7,268)
Consideration	267,732

Trade and other receivables	5,162
Inventory	76,104
Property, plant and equipment
Mineral properties	50,823
Plant and equipment	157,880
Assets under construction	9,561
Trade and other payables	(17,067)
Close-down and restoration provision	(14,731)
Net identifiable assets acquired	267,732

Had the Marigold mine been consolidated from the start of January 1, 2014, our consolidated revenue for the six months ended June 30, 2014 would have been approximately $143,659,000 and our consolidated net loss for the six months ended June 30, 2014 would have been $23,851,000.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

4.	TRADE AND OTHER RECEIVABLES

	June 30, 2014	December 31, 2013
	$	$
Trade receivables	27,139	43,516
Tax receivables	18,257	13,969
Value added tax receivables	19,565	5,915
Prepayments and deposits	5,562	4,853
Other receivables (1)	10,904	994
	81,427	69,247

(1)
Other receivables includes the net working capital adjustment of $7,268,000 relating to the acquisition of the Marigold mine (note 3), which was received on July 10, 2014. Other receivables also includes $2,898,000 relating to marketable securities sold during the six months ended June 30, 2014,

We expect full recovery of the trade receivable amounts outstanding and, therefore, no allowance has been recorded against these receivables. No trade receivables are past due and all are expected to be settled within twelve months.

5.	OTHER ASSETS

	June 30, 2014		December 31, 2013
	Current	Non-current	Current	Non-current
	$	$	$	$
Financial assets:
Restricted cash (1)	—	17,734	—	1,983
Derivative asset (note 15)	1,786	—	—	—
Deferred consideration	18,637	1,954	10,000	17,864
	20,423	19,688	10,000	19,847
Other assets:
Non-current inventory (note 6)	—	12,913	—	8,318
	20,423	32,601	10,000	28,165

(1)	We have cash and security deposits in relation to our close down and restoration provisions.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6.	INVENTORY

	June 30, 2014	December 31, 2013
	$	$
Current:
Finished goods	24,348	16,181
Stockpiled ore	18,308	18,918
Leach pad inventory	69,703	—
Materials and supplies	26,572	15,793
	138,931	50,892
Non-current:
Non-current inventory (1)	12,913	8,318
	151,844	59,210

(1)
We hold low grade stockpiled ore and supplies that are expected to be used after one year, both of which are classified as non-current inventory. As of June 30, 2014, non-current inventory consisted of stockpiled ore of $5,255,000 (December 31, 2013 - $4,253,000) and materials and supplies of $7,658,000 (December 31, 2013 - $4,065,000).

The cost of inventory held at net realizable value ("NRV") at June 30, 2014 was $Nil (December 31, 2013 - $3,656,000).

7.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise the following:

	June 30, 2014
	Plant and equipment	Mineral properties	Assets under construction	Exploration and development expenditure	Total
Cost
Balance, January 1, 2014	261,195	34,160	10,337	238,508	544,200
Additions	3,804	16,767	5,713	7,945	34,229
Acquisition of Marigold mine (note 3)	157,880	50,823	9,561	—	218,264
Disposals	(3,288)	—	—	—	(3,288)
Costs written off (1)	—	—	—	(699)	(699)
Change in estimate of close down and restoration provision	—	8,130	—	—	8,130
Transfers	10,260	—	(10,260)	—	—
Balance, end of period	429,851	109,880	15,351	245,754	800,836

Accumulated depreciation
Balance, January 1, 2013	(112,699)	(31,092)	—	—	(143,791)
Charge for the period	(18,000)	(1,435)	—	—	(19,435)
Disposals	2,775	—	—	—	2,775
Balance, end of period	(127,924)	(32,527)	—	—	(160,451)

Net book value at June 30, 2014	301,927	77,353	15,351	245,754	640,385

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT (Cont'd)

	December 31, 2013
	Plant and equipment	Mineral properties	Assets under construction	Exploration and development expenditure	Total
Cost
Balance, January 1, 2013	295,987	141,092	18,791	234,547	690,417
Additions	1,082	27,188	28,085	19,905	76,260
Disposals and reclassifications (2)	(5,032)	—	—	(9,264)	(14,296)
Costs written off (1)	—	—	—	(7,155)	(7,155)
Change in estimate of close down and restoration provision	—	939	—	475	1,414
Impairment charges	(67,381)	(135,059)	—	—	(202,440)
Transfers	36,539	—	(36,539)	—	—
Balance, end of period	261,195	34,160	10,337	238,508	544,200

Accumulated depreciation
Balance, January 1, 2013	(90,792)	(18,976)	—	—	(109,768)
Charge for the period	(25,067)	(12,116)	—	—	(37,183)
Disposals	3,160	—	—	—	3,160
Balance, end of period	(112,699)	(31,092)	—	—	(143,791)

Net book value at December 31, 2013	148,496	3,068	10,337	238,508	400,409

(1)	Following reviews of our exploration and development property portfolio, we concluded that certain exploration properties had no future value and were written off.

(2)
On December 19, 2013, we entered into an agreement to sell our 100% interest in the Challacollo project in Chile. As such, the project was classified as held for sale at December 31, 2013 and removed from exploration and development expenditure.

Sale of Challacollo
On February 6, 2014, we completed the sale of our 100% interest in the Challacollo project located in Chile to Mandalay. Under the terms of the agreement, the total aggregate consideration was comprised of $7,500,000 in cash, 12,000,000 common shares of Mandalay with the fair value of $9,188,000, deferred consideration of 5,000,000 common of shares of Mandalay issued at the end of the first quarter in which commercial production has commenced, and cash equivalent of 240,000 ounces of silver paid in eight quarterly installments (based on the average quarterly silver price) beginning the quarter immediately following the quarter in which commercial production has commenced. In addition, we received a 2% net smelter return royalty on silver sales in excess of 36 million ounces, up to a maximum of $5,000,000 from the project. The fair value of consideration received was $18,644,000 and we recorded a gain on the sale of this mineral property of $9,240,000 before tax expense of $1,773,000.

During the six months ended June 30, 2014, we sold all of the Mandalay shares received for proceeds of $9,279,000 recognizing a loss on disposal of $112,000.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8.	VALUE ADDED TAX RECEIVABLE

	June 30, 2014	December 31, 2013
	$	$
Current	19,565	5,915
Non-current	37,266	62,423
	56,831	68,338

VAT paid in Argentina in relation to the Pirquitas mine became recoverable under Argentine law once the mine reached the production stage and we apply to the Argentine government to recover the applicable VAT on an ongoing basis. There have, at times, been significant delays in obtaining final approvals and, therefore, the collection of VAT and the classification reflects best estimates of timing of recoveries. Despite the procedural delays, we believe that the remaining balance is fully recoverable and have not provided an allowance.

9.	TRADE AND OTHER PAYABLES

Trade payables and accrued liabilities are comprised of the following items:

	June 30, 2014	December 31, 2013
	$	$
Trade payables	18,844	11,014
Accrued liabilities	71,709	63,373
Value added tax payable	—	6,467
Income taxes payable	2,069	15,885
Current portion of close down and restoration provision	3,914	4,228
Accrued interest on convertible notes (note 10)	3,126	3,157
	99,662	104,124

As at June 30, 2014, accrued liabilities includes export duties on silver concentrate of $51,667,000 (December 31, 2013 - $48,169,000) (note 12).

10.	CONVERTIBLE NOTES

On January 16, 2013, we sold $265,000,000 in senior convertible unsecured notes (the "Notes") for net proceeds of $256,083,000 after payment of commissions and expenses related to the offering. The Notes mature on February 1, 2033 and bear an interest rate of 2.875% per annum, payable semi-annually in arrears on February 1 and August 1 of each year. The Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur to us, holders of the Notes may be entitled to an increased conversion rate. The Notes are convertible into our common shares at an initial conversion rate of 50 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $20.00 per common share.

We may not redeem the Notes before February 1, 2018, except in the event of certain changes in Canadian tax law. At any time on or after February 1, 2018, but before February 1, 2020, we may redeem all or part of the Notes for cash, but only if the last reported sale price of our common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. On or after February 1, 2020, we may redeem the Notes in full or in part, for cash.

15 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10.	CONVERTIBLE NOTES (Cont'd)

Holders of the Notes have the right to require us to repurchase all or part of their Notes on February 1 of each of 2020, 2023 and 2028, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the principal amount of the Notes being converted, plus accrued and unpaid interest to the repurchase date.

At initial recognition, the net proceeds of the Notes were bifurcated into its debt and equity components. The fair value of the debt portion of $178,358,000 was estimated using a discounted cash flow model method based on an expected life of seven years and a discount rate of 8.5%. The residual of $77,723,000 ($68,347,000 net of deferred tax) was allocated to equity. The Notes had a fair value of $224,959,000 as at June 30, 2014.

The debt portion has been designated as an 'other financial liability' and is recorded at amortized cost, net of transaction costs, and is accreted over the expected life using the effective interest method.

The movement in the debt portion of the Notes during the six months ended June 30, 2014 and the year ended December 31, 2013 comprised of the following:

	June 30, 2014	December 31, 2013
	$	$
Balance, beginning of period	190,287	—
Debt portion of net proceeds	—	178,358
Accretion of discount	4,920	8,772
Interest accrued in period	3,778	7,262
Interest paid	(3,809)	(4,105)
Balance, end of period	195,176	190,287
Accrued interest outstanding	(3,126)	(3,157)
Non-current portion of Notes outstanding	192,050	187,130

11.	SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a)Stock options
The changes in stock options issued during the six months ended June 30, 2014 and the year ended December 31, 2013 are as follows:

	June 30, 2014		December 31, 2013
	Number of stock options	Weighted average exercise price (C$/option)	Number of stock options	Weighted average exercise price (C$/option)

Outstanding, beginning of period	1,754,944	16.05	2,023,563	20.49
Granted	966,578	8.15	680,150	11.87
Exercised	—	—	(6,667)	(11.50)
Expired	—	—	(225,498)	(30.32)
Forfeited	(200,686)	(19.17)	(716,604)	(20.17)
Outstanding, end of period	2,520,836	12.78	1,754,944	16.05

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)

For options granted during the six months ended June 30, 2014, the option valuations were based on an average expected option life of 4.2 years, a risk free interest rate of 1.6%, a dividend yield of nil, and volatility of 51.9%.
During the six months ended June 30, 2014, we granted 966,578 options to purchase shares to officers, employees, directors and other eligible persons at an exercise price of C$8.15, with an average fair value of C$3.42 per option.
(b)Deferred Share Units (“DSUs”)
During the six months ended June 30, 2014 and the year ended December 31, 2013, the following DSUs were outstanding to non-executive directors:

	June 30, 2014	December 31, 2013
	Number of DSUs	Number of DSUs
Outstanding, beginning of period	251,019	150,117
Granted	50,811	100,902
Outstanding, end of period	301,830	251,019
The DSUs granted in the six months ended June 30, 2014 had a fair value of C$8.69 per unit. The DSUs are cash-settled instruments and, therefore, the fair value of the outstanding DSUs at the end of each reporting period is recognized as an accrued liability with the associated compensation cost recorded in general and administrative expenses. As at June 30, 2014, the weighted average fair value was C$9.23 per unit.
(c)Restricted Share Units (“RSUs”)
During the six months ended June 30, 2014 and the year ended December 31, 2013, the following RSUs were outstanding to employees:

	June 30, 2014	December 31, 2013
	Number of RSUs	Number of RSUs
Outstanding, beginning of period	129,498	141,810
Granted	297,480	118,300
Settled	(45,989)	(53,286)
Forfeited	(5,668)	(77,326)
Outstanding, end of period	375,321	129,498

The RSUs granted in the six months ended June 30, 2014 had a weighted average fair value of C$9.41 per unit. RSUs settled in the six months ended June 30, 2014 were settled at a fair value of C$11.49 per unit. As at June 30, 2014, the weighted average fair value was C$9.23 per unit.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)

(d)Performance Share Units (“PSUs”)
During the six months ended June 30, 2014 and the year ended December 31, 2013, the following PSUs were outstanding to senior executives:

	June 30, 2014	December 31, 2013
	Number of PSUs	Number of PSUs
Outstanding, beginning of period	177,729	201,220
Granted	253,600	137,500
Settled	—	(46,700)
Forfeited	(18,227)	(114,291)
Outstanding, end of period	413,102	177,729
The PSUs granted in the six months ended June 30, 2014 had a weighted average fair value of C$7.37 per unit. As at June 30, 2014, the weighted average fair value was C$10.65 per unit.
(e)Share-based compensation
Total share-based compensation, including all equity and cash-settled arrangements, for the three and six months ended June 30, 2014 and 2013 has been recognized in the condensed consolidated interim financial statements as follows:

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
	$	$	$	$
Equity-settled
General and administrative expense	629	689	1,078	294
Property, plant and equipment	23	52	(74)	101
Cost of inventory	4	—	4	—
Cash-settled
General and administrative (recovery) expense	(206)	(695)	1,832	(1,966)
Property, plant and equipment	15	(15)	125	84
Cost of inventory	138	4	263	86
Total	603	35	3,228	(1,401)

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12.	COST OF SALES

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
	$	$	$	$
Cost of inventory	44,234	24,568	64,139	46,306
Depletion, depreciation and amortization	6,741	11,295	11,821	20,357
Export duties (1)	2,290	3,569	5,117	7,393
Write-down of stockpiles to NRV	—	12,193	—	12,193
	53,265	51,625	81,077	86,249

(1)
We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002. The Federal Government asserts that the Pirquitas mine is subject to this export duty despite contrary rights detailed under the Fiscal Agreement. We have challenged the legality of the export duty applied to silver concentrates and the matter is currently under review by the Federal Court (Jujuy) in Argentina. The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Federal Government from withholding the 10% export duty on silver concentrates (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. The Injunction was appealed by the Federal Government but upheld by each of the Federal Court of Appeal (Salta) on December 5, 2012 and the Federal Supreme Court of Argentina on September 17, 2013. The Federal Government also appealed the refund we claimed for the export duties paid before the Injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta).

As of June 30, 2014, we have paid $6,646,000 in export duties, against which it has filed for recovery. In accordance with the Injunction, we have not been paying export duties on silver concentrates but continue to accrue duties in full until the outcome of our challenge of the legality of the application of the export duty is known with certainty. However, the Federal Government has enacted legislation limiting the term of effectiveness of injunctions ordered against it, and we are assessing the potential impact of such legislation on the Injunction, including as it relates to the payment of any accrued export duties. As at June 30, 2014, we have accrued a liability totaling $51,667,000 (December 31, 2013 - $48,169,000), with a corresponding increase in cost of sales in the relevant period. If this export duty is successfully overturned, the benefit will be recognized in the consolidated statement of (loss) income for the full amount of paid and unpaid duty in the period that recovery becomes virtually certain.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13.	OTHER (EXPENSES)

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
	$	$	$	$
Unrealized (loss) on marketable securities (1)	(1,930)	(9,190)	(4,240)	(11,022)
(Loss) on sale of marketable securities	(1,489)	—	(1,489)	—
Write-down of mineral properties	(332)	(3,193)	(699)	(3,193)
Gain on dilution of associate	—	254	—	2,112
Share of net (loss) of associate	—	(110)	—	(1,033)
Write-down of assets held for sale	—	(3,875)	—	(3,875)
Dividend income	166	178	166	178
Other (expenses)	(495)	(424)	(572)	(336)
	(4,080)	(16,360)	(6,834)	(17,169)

(1)	During the three and six months ended June 30, 2014, we recorded unrealized losses on previously impaired marketable securities and marketable securities classified as held-for-trading.

14.	OPERATING SEGMENTS

We are a resource company focused on the acquisition, exploration, development and operation of precious metal projects in the Americas.

An operating segment is defined as a component:

▪	that engages in business activities from which it may earn revenues and incur expenses;

▪	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

▪	for which discrete financial information is available.

We have identified operating segments based on the information used by our President and Chief Executive Officer (who is considered to be the chief operating decision maker) to manage the business. We primarily manage our business by looking at individual resource projects and typically segregate these projects between production, development and exploration.

For reporting purposes, exploration and development projects have been aggregated into a single reportable segment ‘exploration and development properties’ where they all have similar characteristics and do not exceed the quantitative thresholds for individual disclosure. The Pitarrilla project which, as of June 30, 2014, exceeds 10% of our total assets, has therefore been disclosed separately as a component.

The corporate division earns income that is considered incidental to our activities and therefore does not meet the definition of an operating segment. Consequently, the following reporting segments have been identified:

▪	Pirquitas mine;

▪	Marigold mine;

▪	Pitarrilla project; and

▪	Other exploration and development properties.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	OPERATING SEGMENTS (Cont'd)

The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

Three months ended June 30, 2014	Pirquitas mine	Marigold mine	Pitarrilla project	Exploration and development properties	Other reconciling items (i)	Total
	$	$	$	$	$	$
Revenue	36,261	28,026	—	—	—	64,287
Cost of inventory and export duties	(22,466)	(24,058)	—	—	—	(46,524)
Depletion, depreciation and amortization	(6,037)	(704)	—	—	—	(6,741)
Cost of sales	(28,503)	(24,762)	—	—	—	(53,265)
Income from mine operations	7,758	3,264	—	—	—	11,022

Operating income (loss)	7,451	2,865	(132)	(415)	(7,590)	2,179
Income (loss) before income tax	4,218	2,604	(147)	204	(14,104)	(7,225)

Interest income and other finance income	289	1	—	—	334	624
Interest expense and other finance costs	(983)	(157)	(2)	(25)	(4,158)	(5,325)
Income tax (expense) recovery	—	74	—	(25)	(86)	(37)

As at June 30, 2014
Total assets	326,725	335,701	128,291	143,912	317,939	1,252,568
Non-current assets	219,181	236,175	127,834	119,769	22,403	725,362
Total liabilities	(102,947)	(37,780)	(9,507)	(5,627)	(225,018)	(380,879)

Three months ended June 30, 2013	Pirquitas mine	Marigold mine	Pitarrilla project	Exploration and development properties	Other reconciling items (i, ii)	Total
	$	$	$	$	$	$
Revenue	32,654	—	—	—	—	32,654
Cost of inventory and export duties	(40,330)	—	—	—	—	(40,330)
Depletion, depreciation and amortization	(11,295)	—	—	—	—	(11,295)
Cost of sales	(51,625)	—	—	—	—	(51,625)
(Loss) from mine operations	(18,971)	—	—	—	—	(18,971)

Impairment charges	(202,440)	—	—	—	—	(202,440)
Operating (loss) income	(222,734)	—	3	(157)	(6,583)	(229,471)
Write-down of assets	—	—	(3,875)	(3,193)	—	(7,068)
(Loss) income before income tax	(230,818)	—	(3,874)	(3,374)	3,381	(234,685)

Interest income and other finance income	946	—	—	—	422	1,368
Interest expense and other finance costs	(907)	—	(2)	(27)	(4,189)	(5,125)
Income tax (expense) recovery	(1,311)	—	(1,243)	916	378	(1,260)

As at December 31, 2013
Total assets	383,978	—	127,828	184,937	494,498	1,191,241
Non-current assets	241,739	—	124,858	134,586	1,855	503,038
Total liabilities	(106,118)	—	(10,445)	(29,156)	(203,244)	(348,963)

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	OPERATING SEGMENTS (Cont'd)

Six months ended June 30, 2014	Pirquitas mine	Marigold mine	Pitarrilla project	Exploration and development properties	Other reconciling items (i)	Total
	$	$	$	$	$	$
Revenue	69,997	28,026	—	—	—	98,023
Cost of inventory and export duties	(45,198)	(24,058)	—	—	—	(69,256)
Depletion, depreciation and amortization	(11,117)	(704)	—	—	—	(11,821)
Cost of sales	(56,315)	(24,762)	—	—	—	(81,077)
Income from mine operations	13,682	3,264	—	—	—	16,946

Operating income (loss)	13,318	2,866	(132)	(830)	(16,719)	(1,497)
(Loss) income before income tax	(5,721)	2,605	(416)	(349)	(19,197)	(23,078)

Interest income and other finance income	1,234	1	—	—	954	2,189
Interest expense and other finance costs	(1,753)	(157)	(2)	(63)	(8,504)	(10,479)
Income tax (expense) recovery	(75)	74	—	(63)	(978)	(1,042)

Six months ended June 30, 2013	Pirquitas mine	Marigold mine	Pitarrilla project	Exploration and development properties	Other reconciling items (i, ii)	Total
	$	$	$	$	$	$
Revenue	81,716	—	—	—	—	81,716
Cost of inventory and export duties	(65,892)	—	—	—	—	(65,892)
Depletion, depreciation and amortization	(20,357)	—	—	—	—	(20,357)
Cost of sales	(86,249)	—	—	—	—	(86,249)
(Loss) from mine operations	(4,533)	—	—	—	—	(4,533)

Impairment charges	(202,440)	—	—	—	—	(202,440)
Operating (loss) income	(208,530)	—	3	(467)	(11,483)	(220,477)
Write-down of assets	—	—	(3,875)	(3,193)	—	(7,068)
(Loss) before income tax	(222,087)	—	(3,874)	(3,809)	(9,363)	(239,133)

Interest income and other finance income	1,527	—	—	—	746	2,273
Interest expense and other finance costs	(1,810)	—	(2)	(51)	(10,817)	(12,680)
Income tax (expense) recovery	(5,922)	—	—	1,025	3,526	(1,371)

(i) Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a group basis.
(ii) Includes our investment in Pretium Resources Inc ("Pretium") until we discontinued equity accounting.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	OPERATING SEGMENTS (Cont'd)

Segment revenue by product

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
	%	%	%	%
Silver	50	96	60	97
Gold	43	—	29	—
Zinc	6	4	10	3
Other	1	—	1	—

Segment revenue by location and major customers
Our Pirquitas mine sales are made to external customers of various geographical areas. For the Pirquitas mine segment, we had six customers who accounted for 23%, 19%, 17%, 14%, 12% and 11% of total revenue during the six months ended June 30, 2014, and four customers who accounted for 26%, 25%, 22% and 15% of total revenue during the six months ended June 30, 2013. Marigold mine's principal product is gold doré with the refined gold bullion sold to one customer.

Non-current assets by location

	June 30, 2014	December 31, 2013
	$	$
United States	262,767	21,007
Argentina	229,207	259,450
Mexico	142,903	153,145
Peru	69,165	65,783
Canada	20,714	3,195
Chile	606	458
Total	725,362	503,038

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	FAIR VALUE MEASUREMENTS

Assets and liabilities that are held at fair value are categorized based on a valuation hierarchy which is determined by the valuation methodology utilized:

	Fair value at June 30, 2014				Fair value at December 31, 2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Recurring measurements
Trade and other receivables	—	27,139	—	27,139	—	43,516	—	43,516
Marketable securities	161,084	19,294	—	180,378	103,700	25,567	—	129,267
Derivative asset	—	1,786	—	1,786	—	—	—	—
Deferred consideration	—	—	1,954	1,954	—	—	—	—
Trade and other payables	—	4,469	—	4,469	—	2,805	—	2,805
	161,084	52,688	1,954	215,726	103,700	71,888	—	175,588

Non-recurring measurements
Assets held for sale	—	—	—	—	—	—	3,876	3,876
Property, plant and equipment	—	—	—	—	—	—	222,169	222,169
	—	—	—	—	—	—	226,045	226,045

Fair values disclosed
Convertible notes (note 10)	224,959	—	—	224,959	191,487	—	—	191,487
	224,959	—	—	224,959	191,487	—	—	191,487

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities

Marketable securities, consisting of available-for-sale investments with no trading restrictions are valued using a market approach based upon unadjusted quoted prices in an active market obtained from securities exchanges. The fair value disclosed for our convertible notes is also included in Level 1, as the basis of valuation uses a quoted price in an active market.

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)

Marketable securities with certain trading restrictions and derivative instruments are included in Level 2, as are trade receivables from provisional invoices for concentrate sales, as the basis of valuation uses quoted commodity prices.

Our derivative asset is recognized on equity collars. The fair value of the hedge is calculated using a model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates.

Accrued liabilities relating to DSUs, RSUs, and PSUs are included in Level 2, as the basis of valuation uses quoted prices in active markets.

Level 3 – inputs for an asset or liability that are not based on observable market data (unobservable inputs)

The deferred consideration from the sale of the Challacollo project (note 7) is included in Level 3, as certain assumptions used in the calculation of the fair value are not based on observable market data as detailed in Note 2.

There were no transfers between Level 1 and Level 2 or transfers into and out of Level 3 during the six months ended June 30, 2014 or 2013.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

16.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the three and six months ended June 30, 2014 and 2013 are as follows:

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
	$	$
Trade and other receivables	7,089	3,990	20,024	9,950
Inventory	(9,848)	3,876	(12,114)	1,359
Trade and other payables	(4,950)	6,980	(7,150)	1,772
	(7,709)	14,846	760	13,081
During the three and six months ended June 30, 2014 and 2013 we conducted the following non-cash investing and financing transactions:

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
	$	$	$	$
Shares received for sale of mineral property (note 7)	—	—	9,188	—
Deferred consideration received for sale of mineral property (note 7)	—	—	1,954	—
Transfer of share-based payment reserve upon exercise of stock options	—	—	—	(56)

17.	EVENTS AFTER THE REPORTING DATE

Subsequent to the period end, Pretium Resources Inc. ("Pretium") announced a common share offering and entered into an underwriting agreement with a syndicate of underwriters to purchase its common shares. We participated in this offering and sold 1,449,000 of our Pretium shares for net cash proceeds of approximately $10,000,000. The after-tax portion of proceeds will be used to support Marigold's reclamation obligations.

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